

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2020

James Nathanielsz
Chief Executive Officer
Propanc Biopharma, Inc.
302, 6 Butler Street
Camberwell, VIC, 3124 Australia

> **Re: Propanc Biopharma, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed July 17, 2020**
> **File No. 333-238240**

Dear Mr. Nathanielsz:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2020 letter.

Amendment 2 to Form S-1 filed July 17, 2020

General

1. We note your response to prior comment 1 and reissue it in part. Please revise the third and fourth paragraphs of the coverpage to reflect that the warrants are outstanding. In this regard, we note that you continue to disclose that "we" are offering warrants. Similarly, revise the first sentence of your Use of Proceeds section on page 39 to indicate that the selling stockholder is offering common stock rather than units.

Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences